

September 13, 2013

Via E-mail
Michael J. Zylstra
Vice President and General Counsel
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 5, 2013**
> **File No. 1-25225**

Dear Mr. Zylstra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General Information, page 1

Who pays for the Company's solicitation of proxies, page 2

1. We note that proxies may be solicited by mail, by telephone, via the Internet, press releases or advertisements, or in-person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

2. We note that you disclose the methods by which your directors and employees may solicit proxies. Please revise to disclose each of the methods employed and to be

employed, including how MacKenzie or any other persons will solicit shareholders.
Refer to Item 4(b) of Schedule 14A.

3. Please fill in the amount that has been incurred to date as this amount is known. Refer to
Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Election of Directors, page 43

Background to Potential Contested Solicitation, page 43

4. In the first full paragraph on page 44, please revise to clarify that a control premium is
not required to be offered to all of the Company's shareholders.

5. In the second paragraph on page 45, please revise to describe the "strong financial and
operational performance in 2013" and the "substantial changes made to the composition
of the Company's management and the Board since 2011."

Director Nominees, page 47

6. We note the registrant reserves the right to vote for unidentified substitute nominees.
Please confirm for us that should the registrant nominate substitute nominees before the
meeting, the registrant will file an amended proxy statement that (1) identifies the
substitute nominees, (2) discloses whether such nominees have consented to being named
in the revised proxy statement and to serve if elected and (3) includes the disclosure
required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions

cc: Scott Bell, Esq.
       Bass, Berry & Sims PLC